DAVID A. SAKOWITZ

Partner

212 294-2639

DSakowitz@winston.com

September 10, 2020

VIA EDGAR

Anuja A. Majmudar

Timothy S. Levenberg

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Broadstone Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 8, 2020

File No. 333-245663

Dear Ms. Majmudar and Mr. Levenberg:

On behalf of our client, Broadstone Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated September 9, 2020, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 submitted to the Commission on September 8, 2020.

The Company has submitted via EDGAR Amendment No. 2 to Registration Statement on Form S-1 (the “Second Amendment”) as an exhibit-only filing, which reflects the Company’s response to the comment received by the Staff.

For ease of review, we have set forth below the comment in the Staff’s letter, in bold, and the Company’s response thereto.

Amendment No. 1 to Registration Statement on Form S-1 submitted September 8, 2020

Exhibit 4.4, page II-2

1.	We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or change Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

September 10, 2020 Page 2

Response: The Company notes the Staff’s comment. The warrant agreement has been revised to remove the exclusive jurisdiction provision and the revised warrant agreement is filed as Exhibit 4.4 to the Second Amendment.

Please contact me at (212) 294-2639 if you have any questions or require any additional information in connection with this letter or the Second Amendment.

Very truly yours,

/s/ David A. Sakowitz

David A. Sakowitz

cc:	Marc Jonas

Broadstone Acquisition Corp.